SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   X              Form 40-F
                   -----                      -----
         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes                        No   X
             -----                     -----
         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A


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This Form 6-K consists of:

         An announcement on the transfer of state-owned legal person shares held by China Petroleum & Chemical Corporation (the "Registrant") in China Phoenix, made on July 6, 2004, in English of the Registrant.

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       China Petroleum & Chemical Corporation

                                                              By: /s/ Chen Ge
                                                                 ------------
                                                                Name: Chen Ge
                                   Title: Secretary to the Board of Directors

Date: July 6, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                              (Stock Code: 0386)


        Announcement on the transfer of state-owned legal person shares held by Sinopec Corp. in China Phoenix

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Summary

The board of Sinopec Corp. is pleased to announce that on 6 July 2004 Sinopec Corp. has entered into the Share Transfer Agreement with Qingjiang Investment and Guodian Group in respect of the transfer of 211,423,651 state-owned legal person shares held by Sinopec Corp. in China Phoenix to Qingjiang Investment and Guodian Group (representing 40.72% of its total issued share capital). The consideration of the transfer is RMB 620,954,100. The principal business of China Phoenix includes the production and sales of petrochemical products including polypropylene and LNG. Qingjiang Investment and Guodian Group are independent third parties not connected with the directors, chief executive or substantial shareholders of Sinopec Corp. or any of its subsidiaries or their respective associates (as defined in the Listing Rules).

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The board of China Petroleum and Chemical Corporation ("Sinopec Corp.") is
pleased to announce that on 6 July 2004 Sinopec Corp. has entered into a share transfer agreement (the "Share Transfer Agreement") with Hubei Qingjiang Water Power Investment Limited ("Qingjiang Investment") and China Guodian (Group) Corporation ("Guodian Group") in respect of the transfer of 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") to Qingjiang Investment and Guodian Group (representing 40.72% of its total issued share capital). The consideration of the transfer is RMB 620,954,100. The principal business of China Phoenix includes the production and sales of petrochemical products including polypropylene and LNG. Details of the transfer are set out below:


1) At the 9th meeting of the Second Board of Directors of Sinopec Corp. held on 6 July 2004, the board of directors approved the Share Transfer Agreement to be entered into between Sinopec Corp., Qingjiang Investment and Guodian Group, all related documents and the transactions contemplated under the Share Transfer Agreement.


2) On 6 July 2004, Sinopec Corp. entered into the Share Transfer Agreement with Qingjiang Investment and Guodian Group in respect of the transfer of 211,423,651 state-owned legal person shares held by Sinopec Corp. in China Phoenix (representing 40.72% of its total issued share capital) (the "Target Shares") to Qingjiang Investment and Guodian Group. The net asset value representing each Target Share determined by valuation is RMB2.40. The total value of the Target Shares is RMB506,901,305. Based on the valuation, the parties agreed that the consideration for the transfer is RMB 2.94 per share, representing a premium of 22.5% over the net asset value of the Target Shares. The total consideration payable is RMB 620,954,100 in cash. The consideration payable to Sinopec Corp. by Qingjiang Investment and Guodian Group is RMB 388,096,300 and RMB 232,857,800 respectively.


3) In accordance with the provisions of the Share Transfer Agreement, completion of the share transfer is conditional upon satisfaction of certain conditions, including the approval by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"). Completion is to take place one business day after the fulfilment of all the conditions precedent or the waiver thereof. If the conditions are not fulfilled or waived by 31 December 2004 (or such other date as the parties may agree), the Share Transfer Agreement will be terminated automatically and no party would have any claim against the other parties (save for antecedent breaches).


4) After the agreement is effective, Sinopec Corp., Qingjiang Investment and Guodian Group will together complete the procedures for the transfer of the shares. The Share Transfer Agreement is in compliance with the relevant law of The Peoples' Republic of China.


5) At the 9th meeting of the Second Board of Directors of Sinopec Corp., the board of directors also approved the proposed acquisition by Sinopec Corp. from Qingjiang Investment and Guodian Group of petrochemical assets (including production facilities, inventories and corresponding accounts receivables) which they have obtained by way of assets swap from China Phoenix (the "Petrochemical Assets"). The total consideration payable in respect of the acquisition is RMB548,040,500 in cash. The consideration represents the value of the Petrochemical Assets as valued by an independent valuer in the People's Republic of China and was determined after arm's length negotiations between the parties. The board of directors have authorised the Chairman, Mr. Chen Tonghai, to execute the asset acquisition agreement (the "Asset Acquisition Agreement") and related documents on behalf of Sinopec Corp. in respect of the acquisition of the Petrochemical Assets. Signing of the Asset Acquisition Agreement shall take place after the SASAC has approved the share transfer and the China Securities Regulatory Commission has approved the Petrochemical Assets swap. As at the date of the announcement, the Asset Acquisition Agreement has not been signed.


6) Qingjiang Investment and Guodian Group are independent third parties not connected with the directors, chief executive or substantial shareholders of Sinopec Corp. or any of its subsidiaries or their respective associates (as defined in the Listing Rules). For a period of six months prior to this share transfer, board members and senior management of Sinopec Corp. have not held, purchased or sold any listed and tradable shares in China Phoenix. Sinopec Corp. has not entered into any contract, agreement or other document prohibiting or restricting this share transfer and there exists no circumstances prohibiting or restricting this share transfer as a result of any court judgement, arbitration award or other reasons.


7) This announcement is made in accordance with the requirements of the Shanghai Stock Exchange and Rule 13.09(2) of the Hong Kong Listing Rules.


8) Sinopec Corp. will report on the development of this share transfer, the signing of the Asset Acquisition Agreement and all related matters in its quarterly, interim or annual report.


                                                   By Order of the Board
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, the PRC, 6 July 2004


As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr. Cao Yaofeng.